Exhibit 99.92

MATERIAL CHANGE REPORT

FORM 51-102F3

1.                                      Reporting Issuer:

StarPoint Energy Trust
3900, 205 - 5th Avenue S.W.
Calgary, Alberta  T2P 2V7

2.                                      Date of Material Change:

May 9, 2005

3.                                      News Release:

A news release was issued and disseminated on May 9, 2005 through Canada Newswire.

4.                                      Summary of Material Change:

On May 9, 2005, StarPoint Energy Trust (“StarPoint”) (TSX: SPN.UN) announced that it has entered into an agreement (the “Agreement”) with Encana Corporation to acquire a package of operated crude oil properties located in StarPoint’s primary operating areas of Central and Southern Alberta for a total cash consideration of $392 million, after certain closing adjustments. In connection with this acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 16,400,000 subscription receipts (the “Subscription Receipts”) at $18.00 per Subscription Receipt to raise gross proceeds of $295.2 million. StarPoint has also agreed to sell to the underwriting syndicate, $60 million of 6.5% convertible extendible subordinated debentures (the “Debentures”).

StarPoint also announced the upward revision of their 2005 exit rate from 25,650 boepd (following the closing of the recently announced APF Combination) to more than 31,500 boepd. StarPoint further announced an increase in their monthly distribution and a decrease in their payout ratio following the increase in monthly distributions.

5.                                      Full Description of Material Change:

On May 9, 2005, StarPoint announced that it has entered into the Agreement with Encana Corporation to acquire a package of operated crude oil properties located in the StarPoint’s primary operating areas of Central and Southern Alberta for a total cash consideration of $392 million, after certain closing adjustments (the “Acquisition”). The acquired assets comprise 22.8 MMBOE of proven plus probable reserves and more than 6,750 boepd of production (the “Assets”). The Acquisition has an effective date of May 1, 2005 and is expected to close on or about June 30, 2005.

The highlights associated with the Acquisition are set forth below:

1. Transaction Overview

StarPoint is currently in the process of completing its previously announced business combination (the “APF Combination”) with APF Energy Trust (“APF”). Pursuant to the provisions of the Combination Agreement dated April 13, 2005, which requires APF to approve material changes such as the Acquisition, APF’s management and board of directors have unanimously approved the transaction with EnCana.

The Assets are located in Central and Southern Alberta and overlap with existing assets of both StarPoint and APF in these areas.

The Assets include more than 10 high quality, long life crude oil pools (average 28 degrees API) comprising more than 250 million barrels of original oil in place. StarPoint sees significant opportunity for infill and step out development drilling, and waterflood potential associated with these Assets.

The Assets have a 100% working interest and are 100% operated.

Virtually all of the Assets have no lessor’s royalty associated with them. Consequently, the netbacks associated with this Acquisition are significantly higher (i.e. more than 20 percent higher), than production encumbered with a conventional Alberta lessor’s royalty (conventional Alberta lessor’s royalty is approximately 20%). On this basis, the reserves and production that StarPoint is acquiring in the Acquisition have a significantly higher value than barrels encumbered with a traditional Alberta or freehold lessor’s royalty.

The Acquisition is accretive, to both StarPoint stand alone, and to StarPoint/APF proforma, on a reserve, production, cash flow and net asset value per unit basis.

2. Reserves (independently engineered, McDaniel & Associates Consultants Ltd. and Gilbert Laustsen Jung Associates Ltd. effective March 31, 2005; NI 51-101 compliant).

The reserves associated with the Assets are 16.2MMBOE, total proved, and 22.8MMBOE, proven plus probable.

Reserve multiple acquisition metrics associated with the Acquisition are:

Total Proved:	$24.20/boe
Proved + Probable:	$17.16/boe

3. Production

The Assets include daily production as set forth below:

Oil & Liquids	5,800 bbls/day (28 degrees API)
Gas	5.7 MMcf/day
Total	6,750 boe/day (86% oil)

Production multiple acquisition metrics associated with the Acquisition are $58,000 per flowing boe. Please refer to the discussion in Item #1 above regarding the netbacks and valuations associated with the Assets.

4. Reserve Life Index

The reserve life index relating to the Assets is set forth below:

Total Proved:	6.6 years
Proven + Probable:	9.3 years

5. Net Operating Income

Prior to closing, StarPoint has the opportunity to hedge up to 70 percent of the acquired (before Crown royalty) volumes for both oil and gas associated with the Assets, for periods of up to two years, to lock-in applicable cash flows and transaction metrics.

Accordingly, assuming this strategic hedging program is implemented at current strip prices, net operating income associated with the Assets is more than $92.5 million annualized, utilizing US$43.75 WTI per barrel and C$6.75 GJ AECO pricing for the remaining unhedged production.

On this basis, StarPoint is paying approximately 4.25 times cash flow for the Assets.

6. Operating Costs

Operating costs relating to the Assets are approximately $7 per boe.

7. Royalties

The Assets do not have a traditional Alberta lessor’s royalty associated with them. Accordingly, the average royalty rate associated with the Assets is approximately 6 percent.

8. Large Development Drilling Upside

StarPoint has identified more than 120 operated, light and medium gravity crude development drilling locations, and numerous recompletion opportunities, relating to the Assets.

The Assets also include three associated waterflood enhancement projects.

9. Undeveloped Land Base

The Assets include an undeveloped land base of more than 35,000 net acres. It is important to note that all future development of the Assets will benefit from the low royalty associated with these lands.

BOUGHT DEAL FINANCING

In connection with the Acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 16,400,000 Subscription Receipts at $18.00 per Subscription Receipt to raise gross proceeds of $295.2 million. The Trust has granted the underwriters an option, exercisable up to 24 hours prior to closing, to purchase up to an additional 1,400,000 Subscription Receipts (representing approximately $25 million) on the same terms and conditions. Each Subscription Receipt will be exchanged into one StarPoint trust unit to be issued from treasury upon closing the Acquisition. StarPoint has also agreed to sell to the underwriting syndicate, $60 million of Debentures. The Debentures will mature on July 31, 2010 and will be convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of Debentures, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.

The issue of Subscription Receipts and Debentures will be offered in all provinces of Canada by means of a short form prospectus. Closing of the offerings are expected to occur on or about May 26, 2005, subject to regulatory approval. Purchasers under this Offering will be eligible to receive the equivalent of the monthly distribution of $0.20 per unit payable on June 15, 2005 to unitholders of record May 24, 2005.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

UPWARD REVISION TO 2005 GUIDANCE

The Acquisition is accretive to StarPoint (and StarPoint proforma the APF Combination) on a reserve and production per unit basis.

The Acquisition is significantly accretive to StarPoint unitholders (and StarPoint unitholders proforma the APF Combination) on a cash flow per unit basis (i.e. more than 30 percent accretive to StarPoint stand alone and more than 10 percent accretive to StarPoint proforma the APF Combination).

StarPoint’s 2005 exit rate is now being revised upward from 25,650 boepd (following the closing of the recently announced strategic APF Combination) to more than 31,500 boepd.

INCREASE TO MONTHLY DISTRIBUTION; LOWER PAY-OUT RATIO

Subject to the closing of the Acquisition and the APF Combination, StarPoint will increase its monthly distribution from $0.20 per unit to $0.21 per unit effective the distribution payable July 15, 2005 to unitholders of record no later than June 30, 2005.

In addition, subject to the closing of StarPoint’s previously announced energy trust combination with APF (the “APF Combination”), and the Acquisition referred to herein, StarPoint’s estimated pay-out ratio will be reduced from 72% to 69%, fully diluted, following the above-mentioned increase in StarPoint’s monthly distribution.

StarPoint and APF are currently in the process of completing a business combination into a single trust (the “APF Combination”) to be managed by StarPoint’s existing management team, which is expected to close on or before the end of June, 2005.

The Acquisition is not contingent on the successful closing of the StarPoint/APF Combination. The StarPoint/APF Combination is not contingent on the successful closing of the Acquisition.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.                                      Omitted Information:

Not Applicable.

8.                                      Executive Officer:

Paul Colborne

President and Chief Executive Officer

Telephone: (403) 268-7800

9.                                      Date of Report:

May 13, 2005.